United States securities and exchange commission logo





                            March 29, 2022

       Jeanna Steele
       General Counsel and Corporate Secretary
       Sunrun Inc.
       225 Bush Street
       Suite 1400
       San Fransisco, CA 94104

                                                        Re: Sunrun Inc.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Filed February 17,
2022
                                                            Form 8-K Furnished
February 17, 2022
                                                            File No. 001-37511

       Dear Ms. Steele:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K furnished February 17, 2022

       Exhibit 99.1 Earnings Release, page 10

   1.                                                   We note your disclosure
on Page 10 of the measures titled    in-period value creation
                                                        metrics    including
Subscriber Value, Creation Cost and Total Value Generated. We also note that you include
the definitions of these measures on page 11. Please explain to us why you believe these
measures are considered metrics rather than Non-GAAP financial measures, as they
appear to represent performance or liquidity measures that include or exclude amounts
calculated in accordance with GAAP. Also, for Subscriber Value explain to us how this
measure differs from Gross Earning Assets both in calculation and in use. Additionally,
please explain to us how management uses these metrics and why they are useful to
investors.
 Jeanna Steele
FirstName
Sunrun Inc.LastNameJeanna Steele
Comapany
March      NameSunrun Inc.
       29, 2022
March2 29, 2022 Page 2
Page
FirstName LastName
2. For each of the metrics used in this earnings release, please consider revising to disclose the reasons why the metric is useful to investors, how management uses the metric, and if there are estimates or assumptions underlying the metric or its calculation, disclosure of such items if it's necessary for the metric not to be misleading. See guidance in SEC
         Release No. 33-10751 Commission Guidance on Management   s Discussion
and Analysis
         of Financial Condition and Results of Operations.
Form 10-K for the Year Ended December 31. 2021

Critical Accounting Policies and Estimates, page 60

3. Please revise the Critical Accounting Estimates (CAE) section to conform with SEC
         Release No. 33-10890. More specifically, as it relates to goodwill and impairment of long-
         lived assets, the largest part of your balance sheet, we note that you discuss why the CAE is subject to uncertainty, however to the extent material and reasonably available, we believe you should consider discussing (2) how much the CAE or assumption (or both)
         has changed during the relevant period, and (3) the sensitivity of reported amounts to the
         methods, assumptions, and estimates underlying the CAE   s
calculation. Your discussion
         of non-controlling interests and redeemable non-controlling interests, and revenue
         (specifically related to variable consideration and other estimates made for customer agreements and SRECs), should be similarly revised as applicable. When revising, note that Instruction 3 to Item 303(b) states that disclosure of CAEs
should    supplement,
         but not duplicate, the description of accounting policies or other disclosures in the notes to the financial statements.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 63

4. In light of the material fluctuations in your income statement line items and the significant impact of the Vivint acquisition, please revise to provide more informative disclosures pursuant to SEC Release No. 33-10890 and Item 303(b)(2)(iii) of Regulation S-K. More
         specifically, and in order for an investor to better understand the reasons of the fluctuations and to see the analysis through the eyes of management, please revise future filings to discuss the underlying reasons for material changes in quantitative and qualitative terms in all situations in which one or more line items in the financial statements reflect material changes from period to period, including those in which material changes within a line item offset one another. In this regard, when more than one factor is responsible for a change, quantify the impact of each in order to enable an investor to discern the relative contribution of each of multiple components to the total change. Lastly, disclose any known events that are reasonably likely to cause a material change in the relationship between costs and revenues. Also refer to the aforementioned
         Release for guidance on establishing the "reasonably likely" threshold.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or
 Jeanna Steele
Sunrun Inc.
March 29, 2022
Page 3

absence of action by the staff.

       You may contact Effie Simpson at (202) 551-3346 or Claire Erlanger at
(202) 551-3301
with any questions.



                                                         Sincerely,
FirstName LastNameJeanna Steele
                                                         Division of
Corporation Finance
Comapany NameSunrun Inc.
                                                         Office of
Manufacturing
March 29, 2022 Page 3
cc:        Ian Nussbaum
FirstName LastName